UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2018 and 2017
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2018 and December 31, 2017 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and December 31, 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 26, 2019

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefit

	December 31,
	2018	2017
Assets
Cash	$715,083	$878,240
Investments at fair value	1,697,978,201	1,860,261,472
Investments at contract value	131,475,299	146,645,672
Receivables:
Accrued income	35,929	39,428
Due from broker	2,248,051	3,704,338
Employer contributions	4,331,507	2,219,003
Participant loans	34,925,673	34,098,440
Total assets	1,871,709,743	2,047,846,593

Liabilities
Due to broker	3,423,856	2,486,749
Accrued expenses	78,426	217,103
Total liabilities	3,502,282	2,703,852
Net assets available for benefits at end of year	$1,868,207,461	$2,045,142,741
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Contributions:
Employer, net of forfeitures	$53,954,466	$49,427,272
Participant	103,087,818	94,527,075
Participant rollovers	14,347,962	8,062,254
Total contributions	171,390,246	152,016,601
Investment income (loss):
Interest	2,829,458	3,627,934
Dividends	10,940,090	10,142,599
Net realized/unrealized appreciation (depreciation)	(216,286,053)	333,684,592
Total investment income (loss)	(202,516,505)	347,455,125
Other income	83,892	191,202
Interest on participant loans	1,302,324	1,161,289
Total additions	(29,740,043)	500,824,217
Administrative expenses	(1,004,825)	(1,300,339)
Withdrawal payments	(146,190,412)	(155,897,287)
Total deductions	(147,195,237)	(157,197,626)
Net increase (decrease) in net assets available for benefits	(176,935,280)	343,626,591
Net assets available for benefits at beginning of year	2,045,142,741	1,701,516,150
Net assets available for benefits at end of year	$1,868,207,461	$2,045,142,741
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2018

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Wells Fargo Bank, N.A. is the Plan’s trustee for all assets, and Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $18,500 and $18,000 for 2018 and 2017, respectively, for employees under age 50. For employees age 50 and older the limit was $24,500 and $24,000 for 2018 and 2017, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2018 and 2017.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan) or death to receive a true-up contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $275,000 and $270,000 for 2018 and 2017, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2018 and 2017 were $1,229,748 and $1,903,862, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 70½.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to continue making loan repayments if the participant contacts the Plan’s Administrative Delegate to request a loan-repayment coupon book before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and their Plan loan is in default when their employment ends, they have the option to pay off the loan in full within 60 days. If the outstanding loan is not paid in full within 60 days from separation from service, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

account and may be used to pay eligible administrative expenses of the Plan. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
Adoption of New Accounting Standards
Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the Financial Accounting Standards Board updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. These updates should be applied retrospectively. The update is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The Plan early adopted the standard to eliminate disclosure requirements in 2018 on a retrospective basis. There is no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options at December 31, 2018 is set forth below.
Mutual Funds
Wells Fargo Advantage Small Company Growth R6 is managed by Peregrine Capital Management and invests in small-capitalization growth companies in the discovery and rediscovery phases of development.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: Voya Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust NA CIF II Growth 2, Columbia Trust Large Cap Index Fund A, Ivy Investments International Core Equity CIT Fund (Class 3), EB US Mid Cap Opportunistic Value Fund II, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund Class 1 and Columbia Trust Total Return Fund I.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds at December 31, 2018 and 2017.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the freedom to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the Columbia Trust Declining Duration Bond Fund (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$51,080,548	$—	$—	$51,080,548
Ameriprise Financial common shares	157,009,450	—	—	157,009,450
Self-directed brokerage account	321,412,498	—	—	321,412,498
Collective investment funds measured at net asset value (“NAV”) (1)				1,088,964,984
Separate accounts measured at NAV (1)				79,510,721
Total investments at fair value	$529,502,496	$—	$—	$1,697,978,201

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$49,097,690	$—	$—	$49,097,690
Ameriprise Financial common shares (2)	237,482,415	—	—	237,482,415
Self-directed brokerage account	345,665,868	—	—	345,665,868
Collective investment funds measured at NAV (1)(2)				1,144,487,749
Separate accounts measured at NAV (1)				83,527,750
Total investments at fair value	$632,245,973	$—	$—	$1,860,261,472
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
(2) The fair value of money market funds in the Ameriprise Financial Stock Fund was previously reported in Level 1. As the fair value of these funds is measured at NAV as a practical expedient, they have been removed from the fair value classification in the fair value hierarchy and included in Collective investment funds measured at NAV. The fair value of these funds was approximately $3.0 million as of December 31, 2017.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using net asset value (“NAV”).
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of the Wells Fargo Advantage Small Company Growth R6 fund is determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the fund is traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price. Separate accounts are excluded from classification in the fair value hierarchy.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustee of the Plan assets (Wells Fargo Bank, N.A.). Transactions involving funds managed by the Company and trustee of Plan assets are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $157,009,450 and $237,482,415 at December 31, 2018 and 2017, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $425,285,914 and $449,555,267 at December 31, 2018 and 2017, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.11% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2018

8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated September 7, 2017 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). Effective January 1, 2017, the IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2014.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$1,868,207,461	$2,045,142,741
Deemed distributions of participant loans	(342,741)	(379,566)
Difference between contract value and fair value of fully benefit-responsive investment contracts	(2,424,706)	(1,503,575)
Net assets available for benefits per Form 5500	$1,865,440,014	$2,043,259,600

	Years Ended December 31,
	2018	2017
Net increase (decrease) in net assets available for benefits per the financial statements	$(176,935,280)	$343,626,591
Change in deemed distributions of participant loans	36,825	(39,582)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(921,131)	(1,079,523)
Net income (loss) per Form 5500	$(177,819,586)	$342,507,486
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution for the 2018 plan year, which is recorded as a receivable at December 31, 2018, was posted to participant accounts on January 25, 2019.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
*	Wells Fargo Advantage Small Company Growth R6	1,073,798	$51,080,548
	Total Mutual Funds		51,080,548

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,323,723	60,748,306
*	Columbia Trust Contrarian Core Fund	11,443,806	144,077,520
*	Columbia Trust Gov Money Market Fund	7,097,276	7,097,276
*	Columbia Trust Total Return Fund I	6,409,460	66,402,006
*	Columbia Trust Large Cap Index Fund A	1,472,640	133,583,135
	EB US Mid Cap Opportunistic Value Fund II	3,396,529	37,056,135
	Boston Partners Large Cap Value Equity CIT D	3,559,868	68,919,038
	Victory Small Cap Value Collective Fund (75)	2,146,751	60,305,013
	Voya Target Solution Trust Income (Class 4)	1,184,757	16,181,320
	Voya Target Solution Trust 2020 (Class 4)	1,755,074	26,612,057
	Voya Target Solution Trust 2025 (Class 4)	3,083,598	48,781,798
	Voya Target Solution Trust 2030 (Class 4)	3,263,593	53,597,531
	Voya Target Solution Trust 2035 (Class 4)	3,146,514	53,148,820
	Voya Target Solution Trust 2040 (Class 4)	2,685,918	46,594,398
	Voya Target Solution Trust 2045 (Class 4)	2,224,056	38,970,765
	Voya Target Solution Trust 2050 (Class 4)	1,259,072	22,040,794
	Voya Target Solution Trust 2055 (Class 4)	680,354	11,917,454
	Voya Target Solution Trust 2060 (Class 4)	524,287	6,518,729
	Ivy Investments International Core Equity CIT Fund (Class 3)	7,479,066	100,144,696
	Wellington Trust NA CIF II Growth 2	6,709,340	83,598,381
	Total Collective Investment Funds		1,086,295,172

	Separate Accounts —
	Congress Mid Cap Growth Fund	6,088,511	79,510,721
	Total Separate Accounts		79,510,721

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	2,669,812	2,669,812
*	Ameriprise Financial, Inc. Common Shares	1,503,064	157,009,450
	Total Ameriprise Financial Stock Fund		159,679,262

***	Self-Directed Brokerage Account		321,412,498

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 12

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	MetLife Insurance Stable Value Government Separate Account	139,531	14,830,515
*	Columbia Trust Declining Duration Bond Fund	1,124,814	11,855,535
*	Columbia Trust Gov Money Market Fund	1,522,136	1,522,136
	U.S. Government and Agency Securities:
	FEDERAL HOME LOAN BANKS 1.875% 11/29/2021	5,150,000	5,058,886
	FFCB 2.506% 09/25/2020	2,800,000	2,797,183
	FHLB 1.375% 11/15/2019	250,000	247,143
	FHLMC 2.375% 01/13/2022	3,500,000	3,485,647
	FHLMC REFERENCE BOND 1.500% 01/17/2020	6,675,000	6,600,587
	FHLMC REFERENCE NOTES 1.375% 05/01/2020	2,450,000	2,412,170
	FNMA BENCHMARK NOTE 2.000% 01/05/2022	2,750,000	2,708,071
	U.S. TREAS NTS 1.250% 10/31/2021	7,400,000	7,153,763
	U.S. TREAS NTS 2.625% 11/15/2020	3,275,000	3,280,879
	U.S. TREAS NTS 2.750% 11/15/2023	10,900,000	11,020,943
	U.S. TIPS 0.125% 04/15/2022	3,000,000	3,019,080
	FGOLD 15YR 3.500% 08/01/2025	96,235	97,475
	FGOLD 15YR 3.000% 01/01/2027	171,121	171,789
	FGOLD 15YR 3.000% 01/01/2032	229,943	229,173
	FGOLD 15YR 3.000% 01/01/2032	261,258	260,383
	FGOLD 15YR 3.000% 01/01/2033	406,300	404,939
	FGOLD 15YR 3.000% 02/01/2027	57,186	57,409
	FGOLD 15YR 3.000% 03/01/2033	922,010	918,923
	FGOLD 15YR 3.000% 04/01/2032	811,054	808,338
	FGOLD 15YR 3.000% 08/01/2021	2,424	2,416
	FGOLD 15YR 3.000% 09/01/2026	122,068	122,520
	FGOLD 15YR 3.000% 10/01/2026	5,579	5,599
	FGOLD 15YR 3.000% 10/01/2026	14,996	15,053
	FGOLD 15YR 3.000% 11/01/2025	4,201	4,216
	FGOLD 15YR 3.000% 11/01/2026	81,753	82,058
	FGOLD 15YR 3.000% 12/01/2026	274,985	276,048
	FGOLD 15YR 3.500% 01/01/2021	2,354	2,384
	FGOLD 15YR 3.500% 04/01/2033	486,148	492,710
	FGOLD 15YR 3.500% 05/01/2032	479,101	485,271
	FGOLD 15YR 3.500% 06/01/2026	115,541	117,032
	FGOLD 15YR 3.500% 07/01/2026	53,464	54,159
	FGOLD 15YR 3.500% 07/01/2026	226,542	229,481
	FGOLD 15YR 3.500% 08/01/2026	94,885	96,111
	FGOLD 15YR 3.500% 09/01/2026	4,948	5,011
	FGOLD 15YR 3.500% 10/01/2025	110,011	111,430
	FGOLD 15YR 3.500% 11/01/2025	111,894	113,338

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 12/01/2025	285,015	288,715
FGOLD 15YR 3.500% 12/01/2025	9,135	9,253
FGOLD 15YR 5.500% 02/01/2019	70	70
FGOLD 15YR GIANT 3.000% 01/01/2032	795,033	792,371
FGOLD 15YR GIANT 3.000% 02/01/2031	584,833	582,875
FGOLD 15YR GIANT 3.000% 03/01/2031	363,286	362,070
FGOLD 15YR GIANT 3.000% 03/01/2032	1,416,612	1,411,868
FGOLD 15YR GIANT 3.000% 05/01/2031	960,001	956,786
FGOLD 15YR GIANT 3.000% 07/01/2030	447,009	446,330
FGOLD 15YR GIANT 3.000% 09/01/2027	29,561	29,669
FGOLD 15YR GIANT 3.000% 09/01/2031	579,202	577,921
FGOLD 15YR GIANT 3.000% 10/01/2030	211,670	211,023
FGOLD 15YR GIANT 3.000% 11/01/2026	282,967	284,046
FGOLD 15YR GIANT 3.000% 12/01/2026	110,778	111,188
FGOLD 15YR GIANT 3.000% 12/01/2030	769,186	766,611
FGOLD 15YR GIANT 3.500% 01/01/2027	187,054	189,474
FGOLD 15YR GIANT 3.500% 01/01/2030	253,312	257,064
FGOLD 15YR GIANT 3.500% 04/01/2030	99,890	101,345
FGOLD 15YR GIANT 3.500% 05/01/2033	1,270,179	1,291,147
FGOLD 15YR GIANT 3.500% 06/01/2029	62,306	63,231
FGOLD 15YR GIANT 3.500% 07/01/2029	224,278	227,606
FGOLD 15YR GIANT 3.500% 07/01/2033	304,561	308,681
FGOLD 15YR GIANT 3.500% 08/01/2032	908,714	922,153
FGOLD 15YR GIANT 3.500% 08/01/2033	550,119	557,204
FGOLD 15YR GIANT 3.500% 11/01/2025	40,657	41,181
FGOLD 15YR GIANT 3.500% 11/01/2029	356,052	361,338
FGOLD 15YR GIANT 3.500% 12/01/2025	3,723	3,771
FGOLD 15YR GIANT 3.500% 12/01/2029	430,225	436,598
FGOLD 15YR GIANT 3.500% 12/01/2033	495,598	502,305
FGOLD 15YR GIANT 4.000% 05/01/2025	81,475	83,542
FGOLD 15YR GIANT 4.000% 06/01/2026	222,816	228,533
FGOLD 15YR GIANT 4.000% 07/01/2026	106,764	109,562
FGOLD 15YR GIANT 4.000% 12/01/2026	47,013	48,221
FHLMC 5/1 HYBRID ARM 3.797% 12/01/2036	26,080	27,211
FHLMC_T-13 6.085% 09/25/2029	82	81
FGOLD 15YR GIANT 3.000% 09/01/2030	391,105	390,211
FGOLD 15YR GIANT 3.500% 03/01/2030	50,738	51,487
FNMA 15YR 3.500% 01/01/2026	47,070	47,645
FNMA 15YR 3.500% 01/01/2026	5,765	5,835
FNMA 15YR 3.500% 01/01/2026	63,019	63,789

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 02/01/2026	112,650	114,026
FNMA 15YR 3.500% 03/01/2026	372,788	377,343
FNMA 15YR 3.500% 09/01/2026	155,427	157,326
FNMA 15YR 3.500% 10/01/2025	115,851	117,266
FNMA 15YR 3.500% 10/01/2025	290,955	294,511
FNMA 15YR 3.500% 10/01/2025	215,380	218,012
FNMA 15YR 3.500% 10/01/2025	250,047	253,103
FNMA 15YR 3.500% 11/01/2025	69,918	70,773
FNMA 15YR 3.500% 12/01/2025	25,401	25,711
FNMA 15YR 4.000% 05/01/2025	59,627	61,068
FNMA 15YR 4.000% 06/01/2025	111,844	114,531
FNMA 15YR 4.000% 09/01/2024	54,364	55,667
FNMA 15YR 4.500% 02/01/2025	104,955	108,096
FNMA 15YR 4.500% 03/01/2023	2,838	2,922
FNMA 15YR 4.500% 05/01/2024	2,930	3,007
FNMA 15YR 4.500% 10/01/2024	61,436	63,278
FNMA 15YR 5.000% 01/01/2019	120	121
FNMA 15YR 5.000% 02/01/2024	38,724	39,413
FNMA 15YR 5.000% 05/01/2023	26,431	26,891
FNMA 15YR 5.000% 05/01/2023	33,013	33,770
FNMA 15YR 5.000% 06/01/2023	25,596	26,063
FNMA 15YR 5.000% 08/01/2020	20,975	21,341
FNMA 15YR 5.000% 11/01/2023	16,274	16,649
FNMA 30YR 6.000% 11/01/2028	12,408	13,481
FNMA 30YR 6.500% 04/01/2032	17,037	18,296
FNMA 30YR 6.500% 04/01/2032	7,488	8,069
FNMA 30YR 7.000% 07/01/2028	4,967	4,975
FNMA 10/1 HYBRID ARM 4.249% 10/01/2034	2,350	2,410
FNMA 10/1 HYBRID ARM 4.840% 12/01/2033	922	964
FNMA 15YR 3.000% 01/01/2030	133,346	133,435
FNMA 15YR 3.000% 01/01/2031	260,467	259,999
FNMA 15YR 3.000% 01/01/2032	615,535	614,430
FNMA 15YR 3.000% 02/01/2029	603,031	603,432
FNMA 15YR 3.000% 02/01/2030	440,578	440,872
FNMA 15YR 3.000% 02/01/2031	685,855	684,623
FNMA 15YR 3.000% 02/01/2031	636,791	635,647
FNMA 15YR 3.000% 03/01/2031	1,180,247	1,178,128
FNMA 15YR 3.000% 03/01/2031	121,107	120,889
FNMA 15YR 3.000% 04/01/2031	223,003	222,602
FNMA 15YR 3.000% 04/01/2031	592,372	591,308

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 04/01/2032	327,137	326,540
FNMA 15YR 3.000% 05/01/2031	334,998	334,396
FNMA 15YR 3.000% 06/01/2030	665,071	665,505
FNMA 15YR 3.000% 06/01/2032	229,248	228,836
FNMA 15YR 3.000% 07/01/2030	86,395	86,453
FNMA 15YR 3.000% 07/01/2032	533,227	532,269
FNMA 15YR 3.000% 07/01/2032	349,539	348,911
FNMA 15YR 3.000% 09/01/2029	169,336	169,449
FNMA 15YR 3.000% 09/01/2031	934,317	932,639
FNMA 15YR 3.000% 09/01/2032	1,953,450	1,949,941
FNMA 15YR 3.000% 10/01/2030	479,572	479,893
FNMA 15YR 3.000% 10/01/2030	448,136	447,332
FNMA 15YR 3.000% 10/01/2030	452,400	452,702
FNMA 15YR 3.000% 10/01/2031	160,484	160,196
FNMA 15YR 3.000% 11/01/2030	315,493	315,703
FNMA 15YR 3.000% 11/01/2031	1,284,877	1,282,570
FNMA 15YR 3.000% 11/01/2031	579,875	578,833
FNMA 15YR 3.500% 01/01/2026	6,654	6,735
FNMA 15YR 3.500% 01/01/2026	109,541	110,880
FNMA 15YR 3.500% 01/01/2027	118,219	119,664
FNMA 15YR 3.500% 01/01/2030	367,501	372,208
FNMA 15YR 3.500% 02/01/2026	60,633	61,374
FNMA 15YR 3.500% 02/01/2026	208,715	211,266
FNMA 15YR 3.500% 02/01/2029	290,303	294,345
FNMA 15YR 3.500% 02/01/2030	312,986	316,868
FNMA 15YR 3.500% 02/01/2031	334,321	338,961
FNMA 15YR 3.500% 02/01/2032	315,464	319,845
FNMA 15YR 3.500% 03/01/2032	193,875	196,332
FNMA 15YR 3.500% 03/01/2033	316,373	320,239
FNMA 15YR 3.500% 04/01/2026	97,623	98,816
FNMA 15YR 3.500% 04/01/2030	90,264	91,517
FNMA 15YR 3.500% 04/01/2030	122,931	124,637
FNMA 15YR 3.500% 06/01/2026	4,932	4,992
FNMA 15YR 3.500% 06/01/2027	90,912	92,023
FNMA 15YR 3.500% 06/01/2029	83,444	84,605
FNMA 15YR 3.500% 06/01/2030	196,613	199,772
FNMA 15YR 3.500% 06/01/2032	485,193	491,418
FNMA 15YR 3.500% 07/01/2029	238,126	241,420
FNMA 15YR 3.500% 07/01/2032	469,607	475,346
FNMA 15YR 3.500% 08/01/2026	5,578	5,646

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 08/01/2026	50,973	51,831
FNMA 15YR 3.500% 08/01/2027	48,150	48,831
FNMA 15YR 3.500% 08/01/2029	361,660	366,683
FNMA 15YR 3.500% 08/01/2029	487,816	494,587
FNMA 15YR 3.500% 08/01/2032	393,279	398,208
FNMA 15YR 3.500% 08/01/2032	399,643	404,708
FNMA 15YR 3.500% 09/01/2028	28,860	29,213
FNMA 15YR 3.500% 09/01/2029	528,015	535,369
FNMA 15YR 3.500% 09/01/2029	286,519	290,239
FNMA 15YR 3.500% 10/01/2026	552,443	559,194
FNMA 15YR 3.500% 10/01/2026	95,536	96,704
FNMA 15YR 3.500% 10/01/2026	148,905	150,725
FNMA 15YR 3.500% 10/01/2026	151,291	153,140
FNMA 15YR 3.500% 10/01/2028	115,143	116,951
FNMA 15YR 3.500% 10/01/2029	134,452	136,585
FNMA 15YR 3.500% 11/01/2025	166,274	168,306
FNMA 15YR 3.500% 11/01/2026	301,113	304,793
FNMA 15YR 3.500% 11/01/2028	208,179	211,447
FNMA 15YR 3.500% 12/01/2028	129,939	131,979
FNMA 15YR 3.500% 12/01/2032	584,252	591,392
FNMA 15YR 4.000% 01/01/2029	52,425	53,715
FNMA 15YR 4.000% 01/01/2029	52,425	53,715
FNMA 15YR 4.000% 01/01/2029	52,425	53,715
FNMA 15YR 4.000% 01/01/2029	52,425	53,715
FNMA 15YR 4.000% 11/01/2026	74,695	76,535
FNMA 15YR 4.500% 05/01/2024	27,852	28,680
FNMA 6M LIBOR ARM 3.913% 03/01/2034	22,589	23,103
FNMA 6M LIBOR ARM 3.915% 11/01/2032	5,991	6,098
FNMA 6M LIBOR ARM 4.049% 09/01/2035	48,179	49,112
FNMA 6M LIBOR ARM 4.130% 12/01/2032	24,474	25,626
FNMA 7/1 HYBRID ARM 3.745% 03/01/2036	6,509	6,785
FNMA 7/1 HYBRID ARM 4.126% 01/01/2036	3,750	3,893
FNMA 7/1 HYBRID ARM 4.629% 01/01/2034	10,900	11,256
FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	237,508	240,410
FNMA_03-W11 5.589% 06/25/2033	182	190
FHLMC_K007 4.224% 03/25/2020	359,050	363,498
FHLMC_K012 4.185% 12/25/2020	300,000	305,367
FHLMC_K714 3.034% 10/25/2020	238,435	238,043
FNMA_11-55 3.000% 07/25/2025	48,688	48,589
FNMA_12-31 1.750% 10/25/2022	188,017	185,273

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	GNMA_12-142 1.105% 05/16/2037	226,698	219,800
	GNMA_12-86 1.558% 04/16/2040	1,324	1,320
	GNMA_13-12 1.410% 10/16/2042	212,542	202,890
	GNMA_13-126 1.540% 04/16/2038	169,804	164,390
	GNMA_13-140 1.650% 02/16/2038	604,000	577,573
	GNMA_13-146 2.000% 08/16/2040	232,205	225,698
	GNMA_13-17 1.558% 10/16/2043	175,194	167,211
	GNMA_13-2 1.600% 12/16/2042	160,517	155,753
	GNMA_13-30 1.500% 05/16/2042	310,354	295,758
	GNMA_13-32 1.900% 01/16/2042	314,132	300,954
	GNMA_13-33 1.061% 07/16/2038	321,048	300,980
	GNMA_13-35 1.618% 02/16/2040	288,431	275,911
	GNMA_13-40 1.511% 10/16/2041	159,358	152,959
	GNMA_13-45 1.450% 10/16/2040	137,300	132,590
	GNMA_13-50 2.100% 06/16/2039	157,763	152,832
	GNMA_13-52 1.150% 06/16/2038	275,383	260,609
	GNMA_13-73 1.350% 01/16/2039	232,755	219,534
	GNMA_13-78 1.624% 07/16/2039	80,878	77,447
	GNMA_13-179 1.800% 07/16/2037	128,268	124,479
	GNMA_13-194 2.250% 05/16/2038	121,841	119,174
	GNMA_14-103 1.742% 06/16/2053	324,227	315,107
	GNMA_14-47 2.250% 08/16/2040	8,810	8,785
	GNMA_15-109 2.528% 02/16/2040	439,225	431,158
	GNMA_15-21 2.600% 11/16/2042	163,602	161,681
	GNMA_15-33 2.650% 02/16/2045	330,141	327,095
	GNMA_15-5 2.500% 11/16/2039	283,958	279,348
	GNMA_15-78 2.918% 06/16/2040	424,946	420,014
	Total fully benefit-responsive investment contracts		129,050,593

*	Loans to Participants
	Various Loans, 3.25% — 9.25% due through 2048		34,925,673
	Less: Deemed distributions		(342,741)
	Net participant loans		34,582,932

	Assets Held at End of Year per Form 5500		$1,861,611,726

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 26, 2019	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.